UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                      ONLINE VACATION CENTER HOLDINGS CORP.
                      -------------------------------------
                                (Name of Issuer)

                        Common Stock - $0.0001 Par Value
                        --------------------------------
                         (Title of Class of Securities)

                                   68275E 10 4
                                   -----------
                                 (CUSIP Number)


                                Edward B. Rudner
                         1801 NW 66th Avenue, Suite 102
                            Plantation, Florida 33313
                                 (954) 377-6400
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 15, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                    SCHEDULE 13D
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CUSIP No.   68275E 10 4                                                                                        Page 1 of 5 Pages
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1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Edward B. Rudner
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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) [ ]
                                                                                                                         (b) [ ]
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3               SEC USE ONLY

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4               SOURCE OF FUNDS*

                OO/PF
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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

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6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
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         Number of             7        SOLE VOTING POWER               8,704,860
          Shares             -----------------------------------------------------------------------------------------------------
       Beneficially            8        SHARED VOTING POWER             1,680,000
         Owned by            -----------------------------------------------------------------------------------------------------
           Each                9        SOLE DISPOSITIVE POWER          8,704,860
         Reporting           -----------------------------------------------------------------------------------------------------
          Person              10        SHARED DISPOSITIVE POWER                0
           With
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11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,384,860
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12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

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13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                60.7%
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14              TYPE OF REPORTING PERSON*

                IN
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                                   ATTACHMENT
                                                           CUSIP No. 68275E 10 4

Item 1.  Security and Issuer.

         This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the "Common Stock"), of Online Vacation Center Holdings Corp., a Florida corporation (the "Company" or "Issuer"). The principal executive offices of Company are located at 1801 N.W. 66th Avenue, Suite 102, Plantation 33313.

Item 2.  Identity and Background.

         (a) through (f):

         This statement of beneficial ownership on Schedule 13D is being filed by Edward B. Rudner ("Rudner" or a "Reporting Party").

         Rudner serves on the Board of Directors of the Company and as Chief Executive Officer and Chief Financial Officer of the Company. The business address for the Reporting Party is 1801 N.W. 66th Avenue, Suite 102, Plantation, Florida 33313.

         The Reporting Party has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Rudner is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         9,899,660 of the shares, which are subject of this filing, were acquired in connection with the share exchange agreement by and between the Company, Online Vacation Center Holdings, Inc. and the shareholders of Online Vacation Center Holdings, Inc. dated August 25, 2005 and effective March 15, 2006. These share exchange shares include 1,680,000 shares held by Rudner's wife and 1,680,000 shares held in trust for the benefit of Rudner's children. (Rudner serves as trustee for his children). 200 shares were acquired by Rudner under a restricted stock grant. 300,000 shares of common stock are underlying options exercisable at $1.27 per share. The stock grant and options were issued to Rudner by the Company under the terms of an employment agreement. 80,000 shares were purchased privately by Rudner from Bruce Ginsberg at $.90 per share; 30,000 shares were purchased privately from a third party shareholder at $.20 per share; and 75,000 shares of common stock were purchased privately from Pacific Tour Services, Inc. for $2.00 per share. Rudner used personal funds for the private purchases. Excludes 800 shares of common stock issuable subject to a restricted stock grant subject to various vesting dates; 100,000 shares of common stock underlying options, which vest on March 15, 2007, and 300,000 shares of common stock underlying options, which vest on March 15, 2008.

Item 4.  Purpose of Transaction.

         The acquisition of the securities of the Company was as the result of and in connection with the share exchange agreement by and between the Company, Online Vacation Center Holdings, Inc., and the shareholders of Online Vacation Center Holdings, Inc. dated August 25, 2005 and effective March 15, 2006. Pursuant to the terms of the share exchange agreement, the sole member of the board of directors of the Company resigned and Edward Rudner, Brian Froelich and Richard Anthony McKinnon were appointed to the board of directors of the Company and Rudner was approved as chief executive officer and chief financial officer of the Company. Under the terms of the share exchange agreement, the Company disposed of all of its assets and acquired a wholly-owned interest in Online Vacation Center Holdings, Inc.

         Except as otherwise set forth in this item 4, the Reporting Person has no present plans or proposals which relate to or would result in:

         (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (ii) an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (v) any material change in the present capitalization or dividend policy of the Issuer;

         (vi) any other material change in the Issuer's business or corporate structure;

         (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (viii) causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;

         (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (x)      any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of March 16, 2006, the Reporting Person beneficially owned 10,384,860 shares of Common Stock, constituting to the best of his knowledge, 60.7% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over 8,704,860 of the shares of Common Stock beneficially owned by him. The Reporting Person has shared voting and no dispositve power over 1,680,000 of the shares of common stock. The shared voting power arises out of a voting proxy the Reporting Person holds over 1,680,000 shares of common stock held by Deanna Rudner. The voting proxy terminates on December 31, 2006. Reference is made to Item 3 above.

         (c) Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the Common Stock during the past 60 days.

         (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Reporting Person holds a voting proxy over 1,680,000 shares of common stock held by Deanna Rudner. The voting proxy terminates on December 31, 2006. Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

Item 7.  Material to be Filed as an Exhibit.

         (2)  Share Exchange Agreement
         (3)  Voting Proxy

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2006                                /s/ Edward B. Rudner
                                                     -----------------------
                                                     Name:  Edward B. Rudner